Citigroup Global Markets Holdings Inc.	March 19, 2021 Medium-Term Senior Notes, Series N Pricing Supplement No. 2021-USNCH7114 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03

Callable Fixed Rate Notes Due March 23, 2028

•	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes pay interest periodically at the fixed per annum rate indicated below.
•	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing date:	March 19, 2021
Original issue date:	March 23, 2021
Maturity date:	March 23, 2028. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding the maturity date, unless previously redeemed by us: 2.00%
Interest period:	The period from and including the original issue date to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date
Interest payment dates:	Semi-annually on the 23rd day of each March and September of each year, commencing September 23, 2021, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Redemption:

Beginning on March 23, 2022, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The 23rd day of each March, June, September and December beginning in March 2022, provided that if any such day is not a business day, the applicable redemption date will be the next succeeding business day. No additional interest will accrue as a result of such delay in payment.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP / ISIN:	17329F5N0 / US17329F5N02
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer
Per note:	$1,000.00	––	$1,000.00
Total:	$50,000,000.00	––	$50,000,000.00

(1) You should refer to “Risk Factors” and “General Information—Use of proceeds and hedging” in this pricing supplement for more information.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated May 14, 2018

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

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Additional Information

Prospectus. The first sentence of “Description of Debt Securities—Events of Default and Defaults” in the accompanying prospectus shall be amended to read in its entirety as follows:

Events of default under the indenture are:

•	failure of Citigroup Global Markets Holdings or Citigroup to pay required interest on any debt security of such series for 30 days;

•	failure of Citigroup Global Markets Holdings or Citigroup to pay principal, other than a scheduled installment payment to a sinking fund, on any debt security of such series for 30 days;

•	failure of Citigroup Global Markets Holdings or Citigroup to make any required scheduled installment payment to a sinking fund for 30 days on debt securities of such series;

•	failure of Citigroup Global Markets Holdings to perform for 90 days after notice any other covenant in the indenture applicable to it other than a covenant included in the indenture solely for the benefit of a series of debt securities other than such series; and

•	certain events of bankruptcy or insolvency of Citigroup Global Markets Holdings, whether voluntary or not (Section 6.01).

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the notes.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and any accrued and unpaid interest to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of ours (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	An investment in the notes may be more risky than an investment in notes with a shorter term. By purchasing notes with a relatively long term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The

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amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

General Information
Temporary adjustment period:	For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying prospectus supplement for more information. The discussion of the “FATCA” withholding tax regime in “United States Federal Tax Considerations—FATCA” is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

An amount equal to the net proceeds of the sale of the notes will be allocated exclusively to finance or refinance, in whole or in part, “Eligible Green Assets”, which refers to loans and/or investments made by the Issuer and its affiliates (“Citigroup”) for assets or projects that meet

Citigroup’s Green Bond Eligibility Criteria (as defined below) in accordance with Citigroup’s Green Bond Framework (“Framework”). Citigroup has developed the Framework for notes issuances in order to finance projects that contribute to climate change mitigation as well as projects that promote sustainable infrastructure. The disclosure in this section regarding the use of proceeds of the notes supersedes the disclosure about the use of proceeds in the accompanying prospectus supplement and prospectus to the extent it is inconsistent with that

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disclosure. The Issuer will pay the cost of hedging its obligations under the notes from its general funds.

Eligible Green Projects

Citigroup’s “Green Bond Eligibility Criteria” reflect good practices for supporting the transition to a low-carbon economy through projects in one or more of the following areas (“Eligible Green Projects”):

•     Renewable energy including land acquisition and leasing, purchase of renewable energy applications and technologies and associated equipment, construction work, maintenance work, equipment manufacturing and energy storage.

•     Energy efficiency including warehouse facilities for residential energy efficiency loans, municipal district heating projects, commercial and residential energy efficiency projects and consumer finance companies that provide residential energy efficiency loans.

•     Sustainable transportation including building or operating mass transit and creating or constructing infrastructure to support mass transit.

•     Water quality and conservation including installation or upgrade of water treatment infrastructure, installation or upgrade of water capture and storage infrastructure, installation or upgrade of water irrigation systems and water metering activities to support conservation initiatives.

•     Green building including financing of existing or new construction / renovation of residential and commercial buildings that earn any of the following certifications; LEED Gold, LEED Platinum, or the Living Building Challenge.

Citigroup has developed a list of exclusionary criteria (“Exclusionary Criteria”) for the use of the proceeds from the sale of the notes. Citigroup commits itself to not knowingly be involved in financing any of the following projects or activities through the proceeds of this offering:

•     Large-scale hydropower plants that have a generation capacity of over 15MW;

•     Nuclear power plants; or

•     Fossil fuel projects, including refined or alternative coal technologies, gas-to-liquid projects and natural gas projects.

Project Evaluation and Selection Process

Citigroup’s specialist teams, including Corporate Sustainability and Environmental and Social Risk Management (“ESRM”) teams, are responsible for screening potential eligible assets against the Green Bond Eligibility Criteria. Once screened, Eligible Green Assets will be added to a single pool that Citigroup maintains (the “Green Bond Asset Portfolio”).

Citigroup’s selection process for the Eligible Green Assets takes into account the following objectives, features and benefits:

•     Each Eligible Green Asset included meets the Green Bond Eligibility Criteria for inclusion in the Green Bond Asset Portfolio.

•    Each Eligible Green Asset included is also reviewed to ensure compliance with Citigroup’s ESRM policies.

If Citigroup’s investment in any asset in the Green Bond Asset Portfolio is terminated or if an asset no longer meets the Green Bond Eligibility Criteria, Citigroup’s Corporate Sustainability and ESRM teams will remove the asset from the Green Bond Asset Portfolio.

Management of Proceeds

Citigroup’s Green Bond Asset Working Group (the “Group”) is responsible for supervising the Green Bond Asset Portfolio and total aggregate amount issued by Citigroup in Green Bonds, including the notes. The Group meets quarterly aiming to ensure that the aggregate amount in the Green Bond Asset Portfolio is equal to or greater than the aggregate amount raised by Green Bonds. For this purpose, the aggregate size and maturity of the Green Bond Asset Portfolio is monitored quarterly.

If for any reason the aggregate amount in the Green Bond Asset Portfolio is less than the total outstanding amount of Green Bonds issued, Citigroup will hold the balance unallocated amount

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in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in Citigroup’s liquidity portfolio until the amount can be allocated towards the Green Bond Asset Portfolio.

Reporting

Citigroup will publish a report (the “Green Bond Report”) on its website within a year from issuance of the notes and will renew it annually until full allocation and in case of any material changes. The Green Bond Report will detail the total amount of assets in the Green Bond Asset Portfolio and the total outstanding amount raised by Green Bond issuances, including the notes.

Furthermore, the Green Bond Report will provide details of eligible assets within the Green Bond Asset Portfolio along with the Issuer’s financial commitments to each asset; the total amount of unallocated proceeds, if any; and environmental impacts of the Green Bond Asset Portfolio to the extent it is practical to do so.

The Issuer has engaged external independent accountants to review that the assets included in the Green Bond Asset Portfolio meet the Green Bond Eligibility Criteria and are not invested in assets as defined by the Exclusionary Criteria. Further, the independent accountants have been engaged to review that the aggregate amount in the Green Bond Asset Portfolio is equal to or greater than the aggregate amount raised by Green Bonds, and to the extent the total amount of the outstanding bonds is greater than the aggregate amount in the Green Bond Asset Portfolio, the difference will be held in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in the Issuer’s liquidity portfolio.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:	CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note.
Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (180/360). If we call the notes for mandatory redemption on a redemption date that is not also an interest payment date, the amount of interest included in the payment you receive upon redemption will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (90/360).

Hypothetical Examples

The following examples illustrate how the payments on the notes will be calculated with respect to various hypothetical interest payment dates and redemption dates, depending on whether we exercise our right in our sole discretion to redeem the notes on a redemption date or, if we do not redeem the notes prior to the maturity date, whether the interest payment date is the maturity date. The hypothetical

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payments in the following examples are for illustrative purposes only, do not illustrate all possible payments on the notes and may not correspond to the actual payment for any interest payment date applicable to a holder of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The interest payment date is not a redemption date, or it is a redemption date but we choose not to exercise our right to redeem the notes on that date.

In this example, we would pay you an interest payment on the interest payment date per note calculated as follows:

($1,000 × 2.00%) × (180/360) = $10.00

Because the notes are not redeemed on the interest payment date, the notes would remain outstanding and would continue to accrue interest.

Example 2: We elect to exercise our right to redeem the notes on the second redemption date, which is not an interest payment date.

In this example, we would pay you on the second redemption date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 2.00%) × (90/360) = $5.00

Therefore, you would receive a total of $1,005.00 per note (the stated principal amount plus $5.00 of interest) on the second redemption date. Because the notes are redeemed on the second redemption date, you would not receive any further payments from us.

Example 3: The notes are not redeemed prior to the maturity date and the interest payment date is the maturity date.

In this example, we would pay you on the maturity date, the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 2.00%) × (180/360) = $10.00

Therefore, you would receive a total of $1,010.00 per note (the stated principal amount plus $10.00 of interest) on the maturity date, and you will not receive any further payments from us.

Because we have the right to redeem the notes prior to the maturity date, there is no assurance that the notes will remain outstanding until the maturity date. You should expect the notes to remain outstanding after the first redemption date only if the interest rate payable on the notes is unfavorable to you as compared to other market rates on comparable investments at that time.

Certain Selling Restrictions

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

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Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the

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lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Scott L. Flood, General Counsel and Secretary of Citigroup Global Markets Holdings Inc., and Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated May 17, 2018, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on May 17, 2018, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Scott L. Flood, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Scott L. Flood, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Assistant General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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